EXHIBIT 99.1

4 June 2019
National Grid plc ('National Grid' or 'the Company')
Publication of Annual Report and Accounts and Notice of 2019 Annual General Meeting
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National Grid has today published the following documents:
-     Annual Report and Accounts 2018/19
-     Annual Report on Form 20-F 2018/19
-     Notice of 2019 Annual General Meeting ('AGM')
In compliance with LR 9.6.1R, the Annual Report and Accounts 2018/19 and Notice of 2019 AGM have been submitted to the UK Listing Authority via the National Storage Mechanism and will shortly be available to the public for inspection at www.morningstar.co.uk/uk/NSM.
In addition, the Annual Report on Form 20-F 2018/19 is today filed with the US Securities and Exchange Commission and will shortly be available at http://www.sec.gov/edgar/searchedgar/companysearch.html. Shareholders resident in the United States can receive a hard copy of the Company's audited financial statements free of charge on request by contacting The Bank of New York Mellon toll free on 1-800-466-7215.
The documents listed above are available electronically on National Grid's website at http://investors.nationalgrid.com/news-and-reports/reports
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Notice of 2019 Annual General Meeting

National Grid's AGM will be held on Monday 29 July 2019 at The ICC, 8 Centenary Square, Birmingham B1 2EA.

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Compliance with DTR 6.3.5R
A condensed set of National Grid's consolidated financial statements (including related party transactions) and information on important events that have occurred during the financial year and their impact on the financial statements were included in National Grid's full year results statement (RNS announcement dated 16 May 2019 ("Results for the year ended 31 March 2019")). That information, together with the information set out below, which is extracted from the Annual Report and Accounts 2018/19, constitutes the material required by DTR 6.3.5R. This announcement is not a substitute for reading the Annual Report and Accounts 2018/19 in its entirety.

Contact: Megan Barnes, Senior Assistant Company Secretary (0207 004 3325)
APPENDIX
Statement of Directors' Responsibilities
The Directors are responsible for preparing the Annual Report and Accounts, including the consolidated financial statements and the Company financial statements in accordance with applicable law and regulations.
Company law requires the Directors to prepare financial statements for each financial year. Under that law the directors are required to prepare the Group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and Article 4 of the IAS Regulation and have elected to prepare the Parent Company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards and applicable law), including FRS 101 'Reduced Disclosure Framework'. Under company law the directors must not approve the accounts unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Parent Company and of the profit or loss of the Group and Parent Company for that period.
In preparing the Group financial statements, International Accounting Standard 1 requires that directors:

•	properly select and apply accounting policies;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

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provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity's financial position and financial performance; and

•	make an assessment of the Group's ability to continue as a going concern.

In preparing the Parent Company financial statements, the Directors are required to:

•	select suitable accounting policies and then apply them consistently;

•	make judgments and accounting estimates that are reasonable and prudent;

•	state whether applicable UK Accounting Standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

•	prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Company will continue in business.

The Directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Group and Parent Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and

Parent Company on a consolidated and individual basis, and to enable them to ensure that the consolidated financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Parent Company and its subsidiaries and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.
The Directors are responsible for the maintenance and integrity of the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.
Having made the requisite enquiries, so far as the Directors in office at the date of the approval of this Report are aware, there is no relevant audit information of which the auditors are unaware and each Director has taken all reasonable steps to make themselves aware of any relevant audit information and to establish that the auditors are aware of that information.

Each of the Directors, whose names and functions are listed on pages 48 and 49, confirms that:

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to the best of their knowledge, the consolidated financial statements and the parent company financial statements, which have been prepared in accordance with IFRSs as issued by the IASB and IFRS as adopted by the European Union and UK GAAP FRS 101 respectively, give a true and fair view of the assets, liabilities, financial position and profit of the Company on a consolidated and individual basis;

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to the best of their knowledge, the Strategic Report contained in the Annual Report and Accounts includes a fair review of the development and performance of the business and the position of the Company on a consolidated and individual basis, together with a description of the principal risks and uncertainties that it faces; and

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they consider that the Annual Report and Accounts, taken as a whole, are fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy.

This responsibilities statement was approved by the Board and signed on its behalf.

Directors' Report
The Directors' Report, prepared in accordance with the requirements of the Companies Act 2006 and the UK Listing Authority's Listing Rules, and Disclosure Rules and Transparency Rules, comprising pages 2 to 90 and 196 to 237, was approved by the Board and signed on its behalf.

Strategic Report
The Strategic Report, comprising pages 2 to 45, was approved by the Board and signed on its behalf.

By order of the Board

Alison Kay
Group General Counsel & Company Secretary
15 May 2019
Company number: 4031152

Risk Management
The following is extracted in full and unedited from the Annual Report and Accounts 2018/19, pages 212 to 215.
Risk factors
Management of our risks is an important part of our internal control environment, as we describe on pages 20-22. In addition to the principal risks listed we face a number of inherent risks that could have a material adverse effect on our business, financial condition, results of operations and reputation, as well as the value and liquidity of our securities. Any investment decision regarding our securities and any forward looking statements made by us should be considered in the light of these risk factors and the cautionary statement set out on the inside back cover. An overview of the key inherent risks we face is provided below.
Potentially harmful activities
Aspects of the work we do could potentially harm employees, contractors, members of the public or the environment.
Potentially hazardous activities that arise in connection with our business include the generation, transmission and distribution of electricity and the storage, transmission and distribution of gas. Electricity and gas utilities also typically use and generate hazardous and potentially hazardous products and by-products. In addition, there may be other aspects of our operations that are not currently regarded or proved to have adverse effects but could become so, such as the effects of electric and magnetic fields.
A significant safety or environmental incident, or the failure of our safety processes or of our occupational health plans, as well as the breach of our regulatory or contractual obligations or our climate change targets, could materially adversely affect our results of operations and our reputation.
Safety is a fundamental priority for us and we commit significant resources and expenditure to process safety and to monitoring personal safety, occupational health and environmental performance, and to meeting our obligations under negotiated settlements.

We are subject to laws and regulations in the UK and US governing health and safety matters to protect the public and our employees and contractors, who could potentially be harmed by these activities as well as laws and regulations relating to pollution, the protection of the environment, and the use and disposal of hazardous substances and waste materials.
These expose us to costs and liabilities relating to our operations and properties, including those inherited from predecessor bodies, whether currently or formerly owned by us, and sites used for the disposal of our waste.
The cost of future environmental remediation obligations is often inherently difficult to estimate and uncertainties can include the extent of contamination, the appropriate corrective actions and our share of the liability. We are increasingly subject to regulation in relation to climate change and are affected by requirements to reduce our own carbon emissions as well as to enable reduction in energy use by our customers. If more onerous requirements are imposed or our ability to recover these costs under regulatory frameworks changes, this could have a material adverse impact on our business, reputation, results of operations and financial position.
Infrastructure and IT systems
We may suffer a major network failure or interruption, or may not be able to carry out critical operations due to the failure of infrastructure, data or technology or a lack of supply.
Operational performance could be materially adversely affected by a failure to maintain the health of our assets or networks, inadequate forecasting of demand, inadequate record keeping or control of data or failure of information systems and supporting technology. This in turn could cause us to fail to meet agreed standards of service, incentive and reliability targets, or be in breach of a licence, approval, regulatory requirement or contractual obligation. Even incidents that do not amount to a breach could result in adverse regulatory and financial consequences, as well as harming our reputation.
Where demand for electricity or gas exceeds supply, including where we do not adequately forecast and respond to disruptions in energy supplies, and our balancing mechanisms are not able to mitigate this fully, a lack of supply to consumers may damage our reputation.
In addition to these risks, we may be affected by other potential events that are largely outside our control, such as the impact of weather (including as a result of climate change and major storms), unlawful or unintentional acts of third parties, insufficient or unreliable supply or force majeure.
Weather conditions can affect financial performance and severe weather that causes outages or damages infrastructure together with our actual or perceived response could materially adversely affect operational and potentially business performance and our reputation.

Malicious attack, sabotage or other intentional acts, including breaches of our cyber security, may also damage our assets (which include critical national infrastructure) or otherwise significantly affect corporate activities and, as a consequence, have a material adverse impact on our reputation, business, results of operations and financial condition.
Unauthorised access to, or deliberate breaches of, our IT systems may also lead to manipulation of our proprietary business data or customer information.
Unauthorised access to private customer information may make us liable for a violation of data privacy regulations. Even where we establish business continuity controls and security against threats against our systems, these may not be sufficient.
Law, regulation and political and economic uncertainty
Changes in law or regulation or decisions by governmental bodies or regulators and increased political and economic uncertainty could materially adversely affect us.
Most of our businesses are utilities or networks subject to regulation by governments and other authorities. Changes in law or regulation or regulatory policy and precedent, (including any changes arising as a result of the UK's exit from the European Union), including decisions of governmental bodies or regulators, in the countries or states in which we operate could materially adversely affect us. We may fail to deliver any one of our customer, investor and wider stakeholder propositions due to increased political and economic uncertainty.
If we fail to engage in the energy policy debate, we may not be able to influence future energy policy and deliver our strategy.
Decisions or rulings concerning, for example:

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the RIIO-T2 price controls; whether licences, approvals or agreements to operate or supply are granted, amended or renewed, whether consents for construction projects are granted in a timely manner or whether there has been any breach of the terms of a licence, approval or regulatory requirement; and

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timely recovery of incurred expenditure or obligations, the ability to pass through commodity costs, a decoupling of energy usage and revenue, and other decisions relating to the impact of general economic conditions on us, our markets and customers, the impact of US tax reform, implications of climate change and of advancing energy technologies, whether aspects of our activities are contestable, the level of permitted revenues and dividend distributions for our businesses and in relation to proposed business development activities, could have a material adverse impact on our results of operations, cash flows, the financial condition of our businesses and the ability to develop those businesses in the future.

For further information see pages 199-209, which explain our regulatory environment in detail.
Business performance
Current and future business performance may not meet our expectations or those of our regulators and shareholders.
Earnings maintenance and growth from our regulated gas and electricity businesses will be affected by our ability to meet or exceed efficiency targets and service quality standards set by, or agreed with, our regulators.
If we do not meet these targets and standards, or if we are not able to deliver the US rate plans strategy successfully, we may not achieve the expected benefits, our business may be materially adversely affected and our performance, results of operations and reputation may be materially harmed and we may be in breach of regulatory or contractual obligations.
Growth and business development activity
Failure to respond to external market developments and execute our growth strategy may negatively affect our performance. Conversely, new businesses or activities that we undertake alone or with partners may not deliver target outcomes and may expose us to additional operational and financial risk.
Failure to grow our core business sufficiently and have viable options for new future business over the longer term or failure to respond to the threats and opportunities presented by emerging technology or innovation (including for the purposes of adapting our networks to meet the challenges of increasing distributed energy resources) could negatively affect the Group's credibility and reputation and jeopardise the achievement of intended financial returns.
Our business development activities and the delivery of our growth ambition, include acquisitions, disposals, joint ventures, partnering and organic investment opportunities such as development activities relating to changes to the energy mix and the integration of distributed energy resources and other advanced technologies. These are subject to a wide range of both external uncertainties (including the availability of potential investment targets and attractive financing and the impact of competition for onshore transmission in both the UK and US) and internal uncertainties (including actual performance of our existing operating companies and our business planning model assumptions and ability to integrate acquired businesses effectively). As a result, we may suffer unanticipated costs and liabilities and other unanticipated effects.

We may also be liable for the past acts, omissions or liabilities of companies or businesses we have acquired, which may be unforeseen or greater than anticipated. In the case of joint ventures, we may have limited control over operations and our joint venture partners may have interests that diverge from our own.
The occurrence of any of these events could have a material adverse impact on our results of operations or financial condition, and could also impact our ability to enter into other transactions.
Exchange rates, interest rates and commodity price indices
Changes in foreign currency rates, interest rates or commodity prices could materially impact earnings or our financial condition.
We have significant operations in the US and so are subject to the exchange rate risks normally associated with non UK operations, including the need to translate US assets, liabilities, income and expenses into sterling (our reporting currency).
In addition, our results of operations and net debt position may be affected because a significant proportion of our borrowings, derivative financial instruments and commodity contracts are affected by changes in interest rates, commodity price indices and exchange rates, in particular the dollar to sterling exchange rate.
Furthermore, our cash flow may be materially affected as a result of settling hedging arrangements entered into to manage our exchange rate, interest rate and commodity price exposure, or by cash collateral movements relating to derivative market values, which also depend on the sterling exchange rate into euro and other currencies.

Post-retirement benefits
We may be required to make significant contributions to fund pension and other post-retirement benefits.
We participate in a number of pension schemes that together cover substantially all our employees. In both the UK and US, the principal schemes are DB schemes where the scheme assets are held independently of our own financial resources.
In the US, we also have other post-retirement benefit schemes. Estimates of the amount and timing of future funding for the UK and US schemes are based on actuarial assumptions and other factors, including: the actual and projected market performance of the scheme assets; future long-term bond yields; average life expectancies; and relevant legal requirements.
Actual performance of scheme assets may be affected by volatility in debt and equity markets.

Changes in these assumptions or other factors may require us to make additional contributions to these pension schemes which, to the extent they are not recoverable under our price controls or state rate plans, could materially adversely affect the results of our operations and financial condition.
Financing and liquidity
An inability to access capital markets at commercially acceptable interest rates could affect how we maintain and grow our businesses.
Our businesses are financed through cash generated from our ongoing operations, bank lending facilities and the capital markets, particularly the long-term debt capital markets.
Some of the debt we issue is rated by credit rating agencies and changes to these ratings may affect both our borrowing capacity and borrowing costs. In addition, restrictions imposed by regulators may also limit how we service the financial requirements of our current businesses or the financing of newly acquired or developing businesses.
Financial markets can be subject to periods of volatility and shortages of liquidity, for example as a result of unexpected political or economic events. If we were unable to access the capital markets or other sources of finance at commercially acceptable rates for a prolonged period, our cost of financing may increase, the discretionary and uncommitted elements of our proposed capital investment programme may need to be reconsidered and the manner in which we implement our strategy may need to be reassessed.
Such events could have a material adverse impact on our business, results of operations and prospects.
Some of our regulatory agreements impose lower limits for the long-term senior unsecured debt credit ratings that certain companies within the Group must hold or the amount of equity within their capital structures, including a limit requiring National Grid plc to hold an investment grade long-term senior unsecured debt credit rating.
In addition, some of our regulatory arrangements impose restrictions on the way we can operate. These include regulatory requirements for us to maintain adequate financial resources within certain parts of our operating businesses and may restrict the ability of National Grid plc and some of our subsidiaries to engage in certain transactions, including paying dividends, lending cash and levying charges.
The inability to meet such requirements or the occurrence of any such restrictions may have a material adverse impact on our business and financial condition.
Our debt agreements and banking facilities contain covenants, including those relating to the periodic and timely provision of financial information by the issuing entity and financial covenants, such as restrictions on the level of subsidiary indebtedness.

Failure to comply with these covenants, or to obtain waivers of those requirements, could in some cases trigger a right, at the lender's discretion, to require repayment of some of our debt and may restrict our ability to draw upon our facilities or access the capital markets.
Customers and counterparties
Customers and counterparties may not perform their obligations.
Our operations are exposed to the risk that customers, suppliers, banks and other financial institutions and others with whom we do business will not satisfy their obligations, which could materially adversely affect our financial position.
This risk is significant where our subsidiaries have concentrations of receivables from gas and electricity utilities and their affiliates, as well as industrial customers and other purchasers, and may also arise where customers are unable to pay us as a result of increasing commodity prices or adverse economic conditions.
To the extent that counterparties are contracted with for physical commodities (gas and electricity) and they experience events that impact their own ability to deliver, we may suffer supply interruption as described in Infrastructure and IT systems on page 213.
There is also a risk to us where we invest excess cash or enter into derivatives and other financial contracts with banks or other financial institutions. Banks who provide us with credit facilities may also fail to perform under those contracts.
Employees and others
We may fail to attract, develop and retain employees with the competencies, including leadership and business capabilities, values and behaviours required to deliver our strategy and vision and ensure they are engaged to act in our best interests.
Our ability to implement our strategy depends on the capabilities and performance of our employees and leadership at all levels of the business. Our ability to implement our strategy and vision may be negatively affected by the loss of key personnel or an inability to attract, integrate, engage and retain appropriately qualified personnel, or if significant disputes arise with our employees.
As a result, there may be a material adverse effect on our business, financial condition, results of operations and prospects.
There is a risk that an employee or someone acting on our behalf may breach our internal controls or internal governance framework or may contravene applicable laws and regulations. This could have an impact on the results of our operations, our reputation and our relationship with our regulators and other stakeholders.
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National Grid's Financial Timetable for the remainder of the 2018/19 financial year and for 2019/20 is currently scheduled as follows:

6 June 2019	Scrip reference price announced
17 July 2019 (5pm London time)	Scrip election date for 2018/19
29 July 2019	2019 Annual General Meeting
14 August 2019	2018/19 final dividend paid to qualifying shareholders
14 November 2019	2019/20 half year results
27 November 2019	American Depositary Receipts go ex-dividend
28 November 2019	Ordinary shares go ex-dividend
29 November 2019	Record date for 2019/20 interim dividend
5 December 2019	Scrip reference price announced
16 December 2019 (5pm London time)	Scrip Election Date for 2019/20 interim dividend
15 January 2019	2019/20 interim dividend paid to qualifying shareholders
May 2020	2019/20 preliminary results